Exhibit 17.2

March 5, 2015

Board of Directors

SMG Indium Resources Ltd.

176 LaGuardia Ave.

Staten Island, New York 10314

Attention: Ailon Z. Grushkin

Re: Resignation as Chief Operating Officer & Secretary

Gentlemen:

I, Richard A. Biele, hereby tender my resignation as the Chief Operating Officer and Secretary of SMG Indium Resources Ltd., a Delaware corporation (the “Company”), effective as of March 10, 2015. My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company's operations, policies or practices.

Very truly yours,

/s/ Richard A. Biele_____________________

Richard A. Biele